EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the "Company" or "Coral") should be read in conjunction with the Company's audited consolidated financial statements for the year ended January 31, 2016 and the notes thereto ("Condensed Consolidated Interim Financial Statements").

This Management Discussion and Analysis ("MD&A") is dated May 30, 2016 and discloses specified information up to that date. Coral is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Coral", the "Company", "we", "us", "our", or "its". All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company's website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company's mining claims are located in the states of Nevada and California in the United States. The Company's present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Consolidated Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2016 and to the date of this MD&A:

Robertson Property, Nevada

Coral's Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine. Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property.

In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. ("Beacon Hill") published a Preliminary Economic Assessment ("PEA") on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 2

In mid-2010, exploration of the property was essentially halted by the BLM, who required Coral to submit a new Environmental Assessment before approving Coral's new plan of operations. The situation, which is outlined below, was resolved in September 2013 after considerable expense and delayed progress.

In March 2014, Coral signed an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick") on the Gold Ridge property. This property had previously been considered part of the Robertson property, but was partitioned for the sake of the exploration agreement. During 2014, Barrick drilled 3 holes at Gold Ridge.

Gold Ridge Property

The Gold Ridge Property consists of 102 claims covering approximately 2.5 square miles, and is adjacent to the western side of the Robertson claim block located in North Central Nevada on the Cortez Gold Trend. The Cortez gold mine is one of the world's largest and lowest cost gold mines, and the surrounding area hosts excellent upside exploration potential. In 2007, Coral drilled two deep holes on the northern most area of the Gold Ridge Property and encountered lower plate Carlin type formation with anomalous gold intercepts.

During 2007, the Company completed two deep flooded reverse circulation drill holes on the Gold Ridge Property, TV07-1 and TV07-2, to depths of 2,990 feet and 3,450 feet, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault ("RMTF") for high-grade Carlin-type mineralization hosted by favorable carbonate strata. TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones. TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 feet, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,080 feet, the hole returned 200 feet of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-foot-thick intervals that exceed 0.01 oz Au/t.

Follow up mapping, rock sampling, and infill gravity surveys in 2008 lead to the Company's identification of a new lower plate target zone that extends from the Company's deep hole, 2 km to the south. The Carlin-type target added significant discovery potential to the Robertson Property for a world-class gold deposit. The target zone consists of 107 claims covering approximately 2.5 square miles and is adjacent to the western side of the Robertson claim block just north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.

2014 Gold Ridge Property Exploration Program*

The purpose of the 2014 drilling at Gold Ridge was to test a strong surface gold (up to 9.4 ppm) and Carlin-type trace element anomaly located 4.5 km north of the Pipeline mine. It was proposed that this anomaly (Ridge anomaly), defined by soil and rock chip samples, represented the surface expression of a Carlin-type system hosted by favorable carbonate rocks in the lower plate of the Roberts Mountains Thrust Fault. The second was a structural target defined by intersecting sets of west-northwest and north-northwest striking dikes and a surface gold anomaly (up to 6.06 ppm), located 1.5 km west of the Tenabo granodiorite stock.

Three vertical diamond core holes, RGR-0001D through RGR-0003D, were completed to depths of between 955 m and 1,255 m, for a total of 3,191 m. Selected analytical results for the three holes are reported in the table below.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 3

Two holes, RGR-0001D and RGR-0003D were designed to test the Ridge anomaly. RGR-0001D was collared on Gold Ridge along the north edge of a significant surface rock chip and soil anomaly (Ridge anomaly) and drilled to a depth of 981 m. RGR-0003D was offset 451 m southwest of RGR-0001D and completed to a depth of 955 m. Both holes returned scattered anomalous Au value up to 0.698 ppm and 0.573 ppm, respectively, along with several narrow intervals exhibiting Carlin-type geochemical signatures. The holes encountered a mostly siliciclastic sequence dominated by mudstone and chert and disrupted by major west dipping thrust faults in the upper 450 m. All of the intervals exhibiting a Carlin-type geochemistry are spatially associated with thrust faults. Neither hole intersected significant gold values or lower plate carbonate rocks.

Hole RGR-0002D was collared about 1.6 km north of RGR-0001D and 1.16 km south of TV07-2, a deep hole drilled by Coral in 2007. The hole was drilled to a depth of 1,255 m and was located near the structural intersection between west-northwest and north-west striking dike swarms. RGR-0002 encountered a significant number of anomalous gold intercepts including one 5-ft-thick interval that returned 36.3 ppm (1.06 oz Au/t). Most of the higher grade Au values (>0.34 ppm), including the high-grade intercept, are hosted by retrograde-altered calc-silicate hornfels replacing calcareous strata of the Ordovician Valmy Fm. Accompanying gold are anomalous levels of Se (up to 35 ppm), Bi (up to 114 ppm), Te (up to 34.8 ppm), Co (up to 119.5 ppm) as well as Ag (62.9 ppm), Cu (6,490) and As (978 ppm). The strong association of gold in RGR-0002D with zones of retrograde-altered hornfels, as well as the overall metal association (Au-As-Cu, Fe, Bi-Se-Te, Co and Ag) is strongly suggestive of distal skarn-type mineralization. The upper 900 m of RGR-0002D are dominated by an interbedded sequence of mudstone, chert and minor limestone intruded by numerous dikes ranging from granodiorite to rhyolite. Beginning at a depth of about 1,067 m and continuing to at least 1,130 m, RGR-0002D encountered a major shear zone interpreted to be the Roberts Mountains Thrust Fault. From about 1,090 m, rocks within the shear zone become increasingly calcareous and are thought to represent lower plate carbonate rocks. This interpretation is supported by a single conodont fossil age determination.

Analytical results for selected intervals from holes RGR-0001D through RGR-0003D. All values are in parts per million (ppm).

RGR-0001D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
1.6	4	2.4	0.259	1.24	677	35.8	0.89	0.25	39.1	16.3	137
10.1	11.6	1.5	0.504	1.39	341	132	7.07	0.64	26.2	18.2	35
673	681.4	8.4	0.343	2.25	962	7.3	0.096	0.23	141	18.9	222
931.4	932.4	1.1	0.625	13.4	830	30.5	0.59	0.83	215	3170	4910
942.1	943.7	1.6	0.541	1.84	1.7	2.2	0.02	0.23	848	68	225

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 4

RGR-0002D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
185.4	186.9	1.5	3.8	2.59	5,320	43.2	0.32	0.72	112	82	598
638.72	644.82	6.1	10.71	1.67	13.86	1.48	0.01	0.17	231	21	155
Including
643.29	644.82	1.53	36.3	2.58	1.4	1.21	0.038	0.11	171	61.1	45
650.9	658.5	7.6	0.168	16.31	83.6	3.46	0.035	1.02	1971	36.7	156
780.5	783.5	3	1.5	1.74	24	1.5	0.008	1.1	491	18.8	53
910.1	913.1	3	1.32	1.24	1,265	6.7	0.014	1.8	263	13.4	295
1,057.8	1,070.1	12.3	0.306	2.66	1,019	2.71	0.12	0.96	573	15.7	117
1,109.8	1,114.3	4.6	0.363	0.38	961	2.04	0.007	1.56	34.6	13.7	76.3

RGR-0003D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
377.4	417.1	39.6	0.079	0.79	230	23.3	0.37	1.44	36	14.9	96
Including
395.6	414.0	18.4	0.046	0.33	465	49.2	0.8	1.93	35.8	6.6	57
578.7	584.8	6.1	0.19	0.73	48	3.5	0.007	1.13	214	11.3	175

The sample preparation, gold assays and multi-element analyses were done by ALS Minerals. Gold assays were by inductively coupled plasma with atomic emission spectroscopy. This analytical method has a 0.001 ppm lower limit of detection. Samples with gold values exceeding 10.0 ppm were assayed using gravimetric determinations. Multi-element analyses were by four acid digestion of samples followed by mass spectroscopy determinations.

In May 2015, Coral received notice of termination from Barrick on the Gold Ridge Exploration and Option to Joint Venture agreement due to budgetary constraints. A description of the Gold Ridge property, details of the exploration program, and recommendations for further exploration are outlined below.

Gold Ridge Property Exploration Recommendations

In May 2015, following the notice of termination from Barrick, Coral received a report that it previously commissioned, summarizing the results of the 2014 Barrick Drilling Program. The report was prepared by Robert T. McCusker, P. Geol., Coral's Qualified Person for this project. Mr. McCusker makes the following recommendations for further exploration of the Gold Ridge property:

Ridge Anomaly

At the Ridge Anomaly, Hole RGR-0003D intersected a 130-ft.-thick zone of weakly anomalous gold values (up to 0.4ppm) from 1,238 ft., accompanied by locally anomalous levels for As (up to 745 ppm), Sb (up to 89 ppm), Hg (up to 1 ppm), and correspondingly low levels for Cu-Pb-Zn. This weakly mineralized zone is partly hosted by calcareous rocks in the Valmy Fm in the immediate footwall of a west-dipping imbricate fault in the hanging wall of the Abyss fault.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 5

Recommendations as follow-up to the 2014 Ridge anomaly drilling:

  Complete detailed geological mapping of the area.
  Undertake additional surface sampling focusing on faults.
  Drill at least one additional core hole located on either the Coral 75 claim (Coral 100%) or the Coral 58 claim with the Excluded claim block (Barrick 61%, Coral 39%).
  The core hole should be drilled vertical to a depth of at least 2,000 ft.

June Gulch Area

In the June Gulch area, drill hole RGR-0002D returned numerous significant gold intercepts including a single five-foot-thick interval that assayed 34.4 ppm gold. Most of the higher anomalous gold values (>0.34 ppm) occur in retrograde-altered calc-silicate hornfels suggesting both a spatial and genetic relation to the Tenabo porphyry system. Additionally, dike-filled segments of the Try fault zone transect the entire district from the western edge of Crescent Valley to Indian Creek, creating a major conduit for hydrothermal fluids.

Recommendations as follow-up to the 2014 June Gulch drilling:

  Complete additional rock chip and dump sampling in the upper June Gulch and adjacent Mill Gulch areas. This should include sampling the numerous small dikes and fault zones.
  Continue mapping in these areas focusing on dikes and structures.
  Consider offsetting RGR-0002D with three core holes drilled to depths of at least 2,000-2,500 ft., depending on collar elevation.

Lower Plate Exploration

The 2014 Gold Ridge deep drilling did not include offsetting the intercept in Coral's 2007 hole, TV07-2, which encountered strongly anomalous Au values up to 2.19 ppm, accompanied by Carlin-type geochemistry in lower plate carbonate rocks. It is recommended that the mineralized zone intersected in TV07-2 be offset by two diamond core holes. This should include re-entry of TV07-2 and deflecting a hole to the southwest from a depth of about 1,500 ft. A second pre-collared vertical hole should be located 1,200 ft. south of TV07-2 and drilled to a depth of at least 3,500 ft. The purpose of the two holes is to test the potential for higher grade Carlin-type mineralization in the lower plate rocks closer to dike-filled high-angle fault segments in the Try fault zone.

  Using a TH-75 or equivalent RC drill, re-enter and clean out TV07 to a depth of 1,500 ft. and set casing and a wedge.
  Using HQ-diameter core, re-enter the cased hole and deflect the hole up to 10° to the southwest at least 2,000 ft.
  Using a TH-75 or equivalent RC drill rig, drill and case a 1,500-ft.-deep vertical pre-collar hole located 1,200 ft. south of TV07-2.
  Using HQ-diameter core, re-enter pre-collared hole and deepen to 3,500 ft.

*The information in this MD&A with respect to the 2014 Gold Ridge Property Exploration program relates to exploration data provided to Coral by Barrick, but does not reflect Barrick's interpretation, assessment or characterization of the data. The geologic interpretations, assessments and characterizations in this MD&A are solely those of Coral and should not be attributed to Barrick.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 6

Environmental Assessment ("EA")

In April 2010, SRK Consulting (US) Inc. ("SRK"), Coral's environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the Bureau of Land Management (BLM) and the Nevada Department of Environmental Protection (NDEP) to allow the Company to carry out its work plan. A setback occurred when the BLM declined the drilling permit application because Coral's existing EA (circa 1980's) was out of date. Realizing the importance to the Company of the ability to keep drilling, the BLM suggested withdrawing the APO, and reverting back to a previous APO from 2007 that allowed the Company to drill on certain areas of the property without any amendments.

In June 2010, the original APO was withdrawn. The Company immediately commissioned SRK to commence work on the new EA, which was to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its ongoing commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO, and a kick off meeting was held on July 20, 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice, and socio economic issues.

Studies had been in progress since November 2010, but the EA did not officially start until July 2011. The cultural studies were done by Kautz Environmental Consultants, Inc. ("Kautz and Co.") of Reno, Nevada. Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds, but the ghost mining town of Tenabo has required a detailed study.

By July 13, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM. The BLM's response to Coral's baseline studies was received on July 27, 2012 and delivered to SRK, who have since supplied a response to the modifications to the baseline studies required by the BLM.SRK reported that responses from all the various questions on vegetation, wildlife, air quality, and Native American specialists had been received. As a result the Cumulative Effects Study Area (CESA) was enlarged and SRK completed the cumulative analysis, which is the final stage of the EA.

On September 24, 2012, Coral announced thatSRK had completed and submitted the EA to the BLM. In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact ("FONSI")

On January 13, 2014, Coral announced that it has received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that the Plan of Amendment for Coral Resources Inc.'s Robertson Project has been approved. The BMRR has sent the revised Reclamation Permit to Coral.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 7

Current Resources

Coral's current inferred resource estimate at the Robertson property core claims was calculated in the 2012 PEA Report by Beacon Hill. Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 oz Au/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, processing cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879
Total	191,725,418	0.0143	2,749,661

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment ("PEA")

In 2010, Coral commissioned Beacon Hill to commence a PEA that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry, and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz. Au/t	78.2 million tons grading 0.0138 oz. Au/t
•	In situ gold	1,080,900 oz.
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz. Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz. Au/t	45%
•	Saleable gold	608,000 oz.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 8

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed: owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.44	180.6	96.2	5.91
1,500	20.13	247.2	147.1	4.72
1,750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.43	159.4	85.4	5.94
1,500	20.96	226.4	135.9	4.86
1,750	29.18	337.8	219.7	3.82

Note: It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is made, and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to the inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile concluded in the PEA will be realized.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 9

The PEA indicates that the Robertson Property is one of merit that warrants further development. The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies, and permitting and completion of a prefeasibility study. The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.         Porphyry Zone: "Twinning" 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if "historic" Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.         Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.         Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade returned in historic drilling.

4.         Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

The proposed metallurgical test work consists of variability testing, and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	preparation of composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits, which was classified as waste based on dump leaching of run of mine, low grade materials;
•	Laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12") feed.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 10

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill. Other deposits such as Distal, 39A, Triplet Gulch, and a zone to the east of Gold Pan were not part of this study. However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce (Inferred mineral resource of 191 million tonnes at 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted that the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•

Nevada State Highway 305, a paved all weather road, which is the main access to Barrick's Cortez Operations (adjoins the Robertson Property to the south), crosses the south east corner of the property;

•	A network of gravel roads gives easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•

The electric power transmission line that supplies Cortez parallels State Highway 306, and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line (i.e. internal power lines will be very short);

•

Workers at Cortez are bussed from Elko for a 12 hour shift, four days per week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko, or, alternatively, they could live in Crescent Valley, Nevada, which is eight miles away on the State Highway 306.

Outlook

Coral remains financially sound and is prepared to maintain all of its properties in good standing. When market conditions improve, Coral plans to proceed with the recommendations made in the 2012 PEA to move the Robertson Property towards the pre-feasibility stage. Coral would also consider a partnership to develop the Robertson and Gold Ridge projects with a financially strong company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 11

Selected Annual Information

The following financial data is derived from the Company's audited consolidated financial statements for the three recently completed financial years:

Year ended	January 31, 2016	January 31, 2015	January 31, 2014
	$	$	$
Revenue	-	-	-
Loss before other items and taxes	(642,193)	(538,469)	(860,517)
Income (loss) for the year	50,521	527	(50,871)
Income (loss) per share	0.00	0.00	(0.00)
Total assets	20,088,148	20,275,844	19,856,395
Total liabilities	1,413,790	2,011,063	2,750,713
Working capital	470,078	11,324	(486,109)

The Company had a net income of $50,521 for the year ended January 31, 2016 as compared to a net income of $527 for the year ended January 31, 2015. The change from a net income in 2015 to a net income in 2016 is primarily due to an increase in the deferred income tax recovery in 2016. Share-based payments were $157,142 during the year ended January 31, 2016 compared to $259,163 for the year ended January 31, 2015, because fewer stock options were granted during the current year. For the current year, the Company recognized a gain on the sale of 79,071 shares of a related company of $27,059, while it sold 20,000 shares of a related company in 2015 recognizing a gain on the sale of investments of $7,130.

During the year ended January 31, 2016, the Company closed two non-brokered private placements raising gross proceeds of $250,000 to cover operating costs. During the year ended January 31, 2015, the Company closed a private placement raising gross proceeds of $705,500. As a result working capital increased in the current year as well as in the prior year. The majority of the Company's expenditures relates to exploration activities, and is capitalized in accordance with the Company's accounting policy and included in exploration and evaluation assets. Consequently, a significant amount of the Company's working capital used throughout the years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss.

The Company continues to maintain reclamation bonds with the State of Nevada, which have a carrying value of $89,638 at January 31, 2016 as compared to $655,209 at January 31, 2015, a decrease of $565,571. During the year ended January 31, 2016, the Company recovered $571,497 (US$452,172) in reclamation bonds. Instead of the bonds, the Company obtained a surety bond in the amount of US$452,172. Based on the nature of the surety bond, no amount is held until settlement. The Company plans to fulfill its obligation. However, as the result of planned exploration on the Robertson property, the Company has deferred the reclamation work at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 12

Results of Operations

Summary of Quarterly Results

	2016	2015	2015	2015	2015	2014	2014	2014
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	379,529	(77,821)	(213,795)	(37,392)	427,140	(64,743)	(50,095)	(311,775)
Income/ Loss per Share	(0.00)	(0.00)	(0.00)	0.00	0.00	(0.00)	(0.00)	(0.01)
Total Assets	20,088,148	20,274,214	20,264,237	20,273,808	20,275,844	20,196,319	20,224,710	20,315,873

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ending January 31, 2016, the Company recognized a deferred income tax recovery of $670,000. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

During the quarters ended January 31, 2016 and October 31, 2015, the Company closed two private placements raising gross proceeds of $75,000 and $175,000 respectively by issuing 1,500,000 and 3,500,000 units respectively at a price of $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the investor to purchase one additional common share of the Company's equity at a price of $0.10 per share for a term of two years, expiring on January 14, 2018 and September 10, 2017.

During the quarter ended July 31, 2015, the Company extended the expiry date of 3,649,500 warrants, and recorded $143,697 in share-based payments in relation to the extension.

During the quarter ending January 31, 2015, the Company recognized a deferred income tax recovery of $476,720. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

During the quarter ending April 30, 2014, the Company issued 1,420,000 incentive options to directors, officers, consultants, and employees of the Company and recorded an expense of $237,547. There were no new options issued during the current quarter.

During the quarter ended April 30, 2014, the Company closed a private placement raising gross proceeds of $705,500 by issuing 4,150,000 common shares at a price of $0.17 per common share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 13

Three months ended January 31, 2016 compared with the three months ended January 31, 2015

	2016	2015	Note
Operating and Administrative Expenses
Consulting fees	$-	$4,050
Depreciation	573	600
Directors' fees	4,500	4,500
Finance costs	4,689	3,579
Investor relations	1,150	620
Impairment of exploration and evaluation assets	212,519	-	1
Professional fees	13,904	17,255
Regulatory and compliance fees	4,985	1,801	2
Management fees	7,500	7,500
Office and miscellaneous	2,827	16,071	3
Salaries and benefits	21,361	11,524	4
Share-based payments	9,604	1,227	5
Travel	659	607
	284,271	69,334
Loss before other items and tax	(284,271)	(69,334)
Other Income
Interest and other income	13	77
Foreign exchange gain (loss)	(6,213)	19,677
Gain on sale of investment	-
Loss Before Income Tax	(290,471)	(49,581)
Deferred income tax recovery	670,000	476,720	6
Net Income for the Period	379,529	427,140	7
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized loss on available for sale securities	(35,200)	20,936
Comprehensive Income For the Period	$344,329	$448,075
Income per Share - Basic and Diluted	$0.00	$0.00

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 14

1.

As at January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations in the three months ended January 31, 2016. There were no impairment write-downs in the three months ended January 31, 2015.

2.

Regulatory and compliance fees for the three months ended January 31, 2016 were $4,985 compared to $1,801 in the comparative quarter, an increase of $3,184. The increase in listing and filing fees for the current quarter are due to the private placement closed on January 14, 2016 and the closing of the settlement agreement with Levon Resources Ltd.

3.

Office and miscellaneous expenses were $2,827 for the quarter ended January 31, 2016 compared to $16,071 for the comparative quarter, a decrease of $13,244. During the comparative quarter, the Company incurred additional charges for the issuance and management of its reclamation bonds.

4.

Salaries and benefits for the three months ended January 31, 2016 were $21,361 compared to $11,524 during the quarter ended January 31, 2015. The increase of $9,837 is due to the reclassification of fees relating to Corporate Secretary services previously allocated to consulting fees.

5.

Share-based payment expenses for the three months ended January 31, 2016 were $9,604 compared to $1,227 during the quarter ended January 31, 2015, an increase of $8,377. The higher amount expensed in the current period is due to the vesting of a larger number of stock options than in the comparative period.

6.

Deferred income tax recovery for the three months ended January 31, 2016 was $670,000 compared to $476,720 for the three months ended January 31, 2015. The increase of $193,280. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

7.	As a result of the foregoing, net income for the quarter ended January 31, 2016 was $379,529 compared to net income of $427,140 for the quarter ended January 31, 2015, a decrease in income of $47,611.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 15

Year ended January 31, 2016 compared with the year ended January 31, 2015

	2016	2015	Note
Operating and Administrative Expenses
Consulting fees	$2,663	$18,731	1
Depreciation	2,290	2,397
Directors' fees	18,000	18,000
Finance costs	17,389	14,519
Impairment of exploration and evaluation assets	212,519	-	2
Investor relations	7,698	14,982	3
Management fees	30,000	30,000
Office and miscellaneous	10,632	37,459	5
Professional fees	67,295	62,964
Regulatory and compliance fees	39,491	29,324	4
Salaries and benefits	73,031	46,164	6
Share-based payments	157,142	259,163	7
Travel	4,043	4,766
	642,193	538,469
Loss before other items and tax	(642,193)	(538,469)
Other Income (Expenses)
Interest and other income	119	629
Gain on sale of investments	27,059	7,130
Gain on forgiveness of debt	5,250	-
Gain on settlement of debt	-	25,719
Foreign exchange gain (loss)	(9,714)	28,798
Loss Before Income Tax	(619,479)	(476,193)
Deferred income tax recovery	670,000	476,720	8
Net Income for the Period	50,521	527	9
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized gain on available for sale securities	(46,960)	7,127
Comprehensive Income For the Period	$3,561	$7,654
Income per Share - Basic and Diluted	$0.00	$0.00

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 16

1.

Consulting fees for the year ended January 31, 2016 were $2,663 compared to $18,731 in the comparative period, a decrease of $16,068. The higher costs last year related to services of the corporate secretary and another consultant. The services of the corporate secretary are paid as salaries in the current period, and the services of the other consultant were discontinued in 2015.

2.

As at January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations in the year ended January 31, 2016. There were no impairment write-downs in the fiscal year ended January 31, 2015.

3.

Investor relations expenses for the year ended January 31, 2016 were $7,698 compared to $14,982 for the prior year, a decrease of $7,284. The lower costs reflect the decreased activity for marketing purposes.

4.	Regulatory and compliance fees for the year ended January 31, 2016 were $39,491 compared to $29,324 for the comparative year, an increase of $10,167.

5.

Office and miscellaneous expenses for the year ended January 31, 2016 were $10,632 compared to $37,459 during the year ended January 31, 2015, a decrease of $26,827. During the comparative period, the Company incurred additional charges for the issuance and management of its reclamation bonds. There were no such fees incurred in the current period.

6.

Salaries and benefits were $73,031 for the year ended January 31, 2016 compared to $46,164 for the year ended January 31, 2015. The increase of $26,867 is due to the reclassification of fees relating to Corporate Secretary services previously allocated to consulting fees.

7.

Share-based payment expenses for the year ended January 31, 2016 were $157,142 compared to $259,163 for the year ended January 31, 2015, a decrease of $102,021. The higher share-based payments during the comparative period are mainly due to the extension of the expiry date for 6,464,120 share purchase warrants and the issuance of 1,420,000 stock options. In the current period, fewer options were granted and fewer warrants extended.

8.

Deferred income tax recovery for the year ended January 31, 2016 was $670,000 compared to $476,720 for the year ended January 31, 2015. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

9.	As a result of the foregoing, net income for the year ended January 31, 2016 was $50,521 compared to $527 for the year ended January 31, 2015, an increase in net income of $49,994.

Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 17

During the year ended January 31, 2016 the Company incurred acquisition costs of $69,030 and exploration expenditures of $183,105, increasing the Company's mineral property carrying value on the Robertson Property by $252,135. At January 31, 2016, the Company had working capital of $470,078 and cash of $599,964.

During the year ended January 31, 2016, the Company received 250,000 in two non-brokered private placements by issuing a total of 5,000,000 units, comprising of one common share and one share purchase warrant per unit. These funds will be used to maintain administrative operations.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	January 31, 2016	January 31, 2015

Operating activities	$(210,046)	$(308,092)
Investing activities	413,203	(265,092)
Financing activities	248,874	712,250
Effect of exchange rate fluctuations on cash and cash equivalents	358	435
Net change in cash	452,389	139,501
Cash and cash equivalents, beginning of period	147,575	8,074
Cash and cash equivalents, end of period	$599,964	$147,575

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the year ended January 31, 2016 compared to the year ended January 31, 2015 is primarily due to a significant decrease of the amounts receivable balance from related parties during the year ended January 31, 2016, while during the year ended January 31, 2015 a significant amount of the historical accounts payable balance was paid down.

The Company's cash expenditures of $191,679 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the year ended January 31, 2016. During the comparative period, cash expenditures on exploration and evaluation activities were $229,840. The Company also restructured its reclamation bonds, and recovered $571,497 cash for use in operations. During the year ended January 31, 2016, the Company also disposed of 79,071 shares of marketable securities for gross proceeds of $33,385 compared to 20,000 shares sold for gross proceeds of $8,730 during the year ended January 31, 2015.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 18

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the years ended January 31 was as follows:

	2016	2015	2014

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$64,359	$62,835	$66,000
Other members of key management	27,531	24,067	43,707

Share-based payments
Members of the Board of Directors	-	161,500	-
Other members of key management	-	34,000	-
	$91,890	$282,402	$109,707

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	January 31, 2016	January 31, 2015
Levon Resources Ltd.	$-	$58,903
Total	$-	$58,903

c)

In the normal course of operations the Company transacts with companies with directors or officers in common. During the year ended January 31, 2016, the Company settled $nil (2015 - $205,751) of related party debt through issuance of common shares of the Company, as described in Note 9b. At January 31, 2016 and January 31, 2015, the following amounts are payable to related parties:

	January 31, 2016	January 31, 2015
Directors	$70,500	$52,500
Oniva International Services Corp.	8,401	5,514
Sampson Engineering Inc.	1,212	1,200
Wear Wolfin Designs Inc.	-	5,250
Saulnier Capital	-	1,103
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	-	13,125
	$84,313	$82,892

The amounts included above in (b) and (c) are unsecured, non-interest bearing with no fixed terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 19

d)	Other related party transactions The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"). The transactions with Oniva during the year are summarized below:

	2016	2015	2014
Salaries and benefits	$72,747	$40,640	$77,785
Office and miscellaneous	24,176	26,035	48,489

	$96,923	$66,675	$126,274

Salaries and benefits above includes $24,868 for key management personnel compensation that has been included in (a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

New Accounting Standards Adopted by the Company

There were no new or revised accounting standards applicable to the Company scheduled for mandatory adoption on February 1, 2016, and thus no standards were adopted in the current year.

Accounting Standards and Amendments Issued But Not yet Effective

The following accounting standards were issued but not yet effective as of January 31, 2016:

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective January 1, 2016 with no significant impact on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 20

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale, and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company's cash and cash equivalents, due from related parties, due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks such as credit risk, liquidity risk, and market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 21

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2016	January 31, 2015

Cash held at major financial institutions
Canada – cash	$199,934	$103,470
US - cash	400,030	44,105

	599,964	147,575
Reclamation deposits held at major financial institutions	89,638	655,209

Total cash and reclamation deposits	$689,602	$802,784

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $470,078 at January 31, 2016 (January 31, 2015 - $11,324). The Company has cash at January 31, 2016 in the amount of $599,964 (January 31, 2015 - $147,575) in order to meet short-term business requirements. At January 31, 2016, the Company had current liabilities of $148,637 (January 31, 2015 - $154,653). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require additional cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2016.

Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 22

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2016 and January 31, 2015.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, amounts receivable from related parties, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

		January 31, 2016		January 31, 2015

Cash	US	$285,613	US	$34,698
Other amounts receivable		149		2,343
Amounts receivable from related parties		-		46,340
Reclamation bonds		64,000		515,466
Accounts payable		(3,317)		(15,945)

Net exposure	US	$346,445	US	$582,902

Canadian dollar equivalent		$485,231		$740,927

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2016, a 10% (January 31, 2015 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net loss and comprehensive loss by approximately $48,523 (January 31, 2015 - $74,093).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 23

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2016 and May 30, 2016:

Common shares: 47,825,337 as of January 31, 2016 and May 30, 2016.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2016)	Number of Shares Remaining Subject to Options (May 30, 2016)
February 22, 2017	$0.40	800,000	800,000
October 12, 2017	$0.30	600,000	600,000
March 14, 2019	$0.24	1,270,000	1,270,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.15	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.20	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
TOTAL:		3,170,000	3,170,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2016)	Number of Underlying Shares (May 30, 2016)
September 10, 2017	$0.10	3,500,000	3,500,000
January 14, 2018	$0.10	1,500,000	1,500,000
July 17, 2018*	$0.15	3,649,500	3,649,500
TOTAL:		8,649,500	8,649,500

* In July 2015, the TSX Venture Exchange approved the extension of the exercise date of these warrants to July 17, 2018. The original expiry date was July 17, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2016 Page 24

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company's disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at January 31, 2016 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at January 31, 2016 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended January 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 30, 2016. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.